UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2011

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356),
Form S-8 (File No. 333-176849) and Form F-3 (File No. 333-177250).

Other Events

At an Extraordinary General Meeting (the “EGM”) held on November 22, 2011, the resolution set forth in the notice of EGM dated October 18, 2011 (the
“Resolution”) was duly approved and passed by the shareholders of the Company.
Pursuant to the Resolution, the Company’s authorized share capital increased from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and
1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into
60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each, and the Company’s memorandum of association was amended accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: November 22, 2011	By:	/s/Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer